Exhibit 12.1

Parker Drilling Company

Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2013		Fiscal Year Ended December 31,
			2012		2011	2010		2009		2008
Pretax Income	35,684,184		71,191,709		(65,217,811)	11,751,804		9,826,774		29,670,000
Fixed Charges	35,606,185		43,782,341		41,864,658	40,294,016		35,426,257		34,353,024
Amortization of Capitalized Interest	2,444,112		1,886,832		1,556,952	1,819,086		1,974,592		1,711,599
Capitalized Interest	(1,732,284)		(10,240,245)		(19,271,105)	(13,488,684)		(5,975,973)		(5,087,024)
Earnings Before Income Tax & Fixed Charges	72,002,197		106,620,637		(41,067,307)	40,376,222		41,251,650		60,647,599
Interest Expense	33,873,901		33,542,096		22,593,553	26,805,332		29,450,284		29,266,000
Capitalized Interest	1,732,284		10,240,245		19,271,105	13,488,684		5,975,973		5,087,024
Total Fixed Charges	35,606,185		43,782,341		41,864,658	40,294,016		35,426,257		34,353,024
Ratio of Earnings to Fixed Charges	2.0	x	2.4	x	(1)	1.0	x	1.2	x	1.8	x

(1)	For the year ended December 31, 2011, earnings were deficient to cover fixed charges by $41.1 million, which was primarily due to a pre-tax, non-cash charge to earnings of $170.0 million related to the impairment of our two Alaska rigs.

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